UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SEC File Number
001-35343
Washington, D.C. 20549
FORM 12b-25
CUSIP Number
16185 109
NOTIFICATION OF LATE FILING
(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR
For Period Ended:    September 30, 2016
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Chesapeake Granite Wash Trust
Former Name if Applicable:	Not applicable.
Address of Principal Executive Office (Street and Number):	The Bank of New York Mellon Trust Company, N.A., Trustee Global Corporate Trust 910 Congress Avenue
City, State and Zip Code:	Austin, Texas 78701

Part II – Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III – Narrative
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed in its Current Report on Form 8-K filed with the SEC on November 10, 2016, Chesapeake Granite Wash Trust (the “Trust”) is in the process of filing an amended version of the Form 10-Q for the quarterly period ended June 30, 2016 to include a restatement of the Statements of Assets, Liabilities and Trust Corpus and Statements of Changes in Trust Corpus as a result of a material weakness in internal control over financial reporting and accordingly, the Trust has been unable to file, without unreasonable effort or expense, the Trust's Quarterly Report on Form 10-Q for the period ended September 30, 2016 (the "Form 10-Q"). The disclosure contained in such Form 10-Q/A affects the disclosure contained in the Form 10-Q. The Trust intends to file the Form 10-Q no later than November 11, 2016.
Part IV – Other Information
(1)    Name and telephone number of person to contact in regard to this notification

Sarah C. Newell	(512)	236-6555
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Distributable Income. The Trust's distributable income was $2.6 million for the three months ended September 30, 2016, compared to $12.5 million for the three months ended September 30, 2015, a decrease of $9.9 million. This decrease was primarily due to the expiration of the derivative contracts and a decrease in the average realized prices received from sales of oil, natural gas and natural gas and natural gas liquids (NGL) in the production period from March 1, 2016 to May 31, 2016 ("current production quarter") as compared to the production period from March 1, 2015 to May 31, 2015 ("prior production quarter"). See Royalty Income below for information regarding the change in average prices received and the change in sales volumes.
On a per unit basis, the Trust's distributable income for the three months ended September 30, 2016 and attributable to the current production quarter was $0.0734 per common unit, and no subordinated distribution was paid. Cash distributions during the three months ended September 30, 2015 and attributable to the prior production quarter were $0.3579 per common unit, and no subordinated distribution was paid. Distributable income for each of the three months ended September 30, 2016 and 2015, and their respective production periods described above, was calculated as follows:

	Three Months Ended September 30,
	2016	2015
	($ in thousands, except per unit data)
REVENUES:
Royalty income(a)	$2,608	$6,808
INCOME (EXPENSES):
Production taxes	(79)	(163)
Trust administrative expenses	(179)	(267)
Derivative settlement gain	—	6,094
Cash reserves used	224	76
Total income (expenses)	(34)	5,740
Distributable income available to unitholders	$2,574	$12,548

Distributable income per common unit (35,062,500 units)	$0.0734	$0.3579
Distributable income per subordinated unit (11,687,500 units)(b)	$—	$—
 _____________________________________________________

(a)	Net of certain post-production expenses.

(b)
For the three months ended September 30, 2016 and 2015, the Trust's calculated distributable income was below the applicable subordination threshold. As a result, no distribution was paid for the subordinated units in either quarter.

Royalty Income.  Royalty income to the Trust for the three months ended September 30, 2016, and attributable to the current production quarter, totaled $2.6 million based upon sales of production attributable to the Royalty Interests of 44 thousand barrels (mbbls) of oil, 1,012 million cubic feet (mmcf) of natural gas and 100 mbbls of NGL. Total production attributable to the Royalty Interests for the current production quarter was 312 thousand barrels of oil equivalent (mboe). Average prices received for production, including the impact of certain post-production expenses and excluding production taxes, during the current production quarter were $35.11 per barrel (bbl) of oil, $(0.40) per thousand cubic feet (mcf) of natural gas and $14.80 per bbl of NGL.
Royalty income to the Trust for the three months ended September 30, 2015, and attributable to the prior production quarter, totaled $6.8 million based upon sales of production attributable to the Royalty Interests of 70 mbbls of oil, 1,619 mmcf of natural gas and 125 mbbls of NGL. Total production attributable to the Royalty Interests for the prior production quarter was 465 mboe. Average prices received for production, including the impact of certain post-production expenses and excluding production taxes, during the prior production quarter were $45.87 per bbl of oil, $1.05 per mcf of natural gas and $15.05 per bbl of NGL.
The decrease in the price received per barrel of oil equivalent (boe) in the current production quarter compared to the prior production quarter resulted in a $2.0 million decrease in royalty income, and lower sales volumes resulted in a $2.2 million decrease in royalty income, for a total decrease in royalty income of $4.2 million. The 153 mboe decrease in total production attributable to the Royalty Interests for the current production period compared to the prior production period is primarily due to a reduction in drilling activity.
Production Taxes.  Production taxes are calculated as a percentage of oil, natural gas and NGL revenues, net of any applicable tax credits. Production taxes for the three months ended September 30, 2016, and attributable to the current production quarter, were $79,000, or $0.25 per boe, as compared to production taxes for the three months ended September 30, 2015, and attributable to the prior production quarter, of $163,000, or $0.35 per boe. The decrease in production taxes is primarily due to the decline in oil, natural gas and NGL prices. Production taxes represented approximately 3.0% and 2.4% of royalty income for the three months ended September 30, 2016 and 2015, respectively.
Trust Administrative Expenses. The Trust recorded credits of $45,000 in the three months ended September 30, 2016 and expenses of $191,000 in the three months ended September 30, 2015 for trust administrative expenses, including cash reserves. The decrease in expenses is primarily due to the timing of payments. Trust administrative expenses primarily consist of the administrative fees paid to the Trustees and Chesapeake and costs for accounting and legal services.
Derivative Settlement Gain.  The Trust recorded gains or losses from the derivative contracts when proceeds were received or payments were made, respectively. There was no settlement of derivative contracts for the three months ended September 30, 2016, as the Trust settled all derivative contracts as of February 2016. Swaps covering the prior production quarter were settled during the three months ended September 30, 2015, and proceeds received were included in the Trust's distributable income for the prior production quarter. Total gains during the three months ended September 30, 2015 were $6.1 million.
Impairments of Investment in Royalty Interests. In the three months ended September 30, 2016 and 2015, the Trust recognized approximately $8.2 million and $31.9 million, respectively, in impairments of the Royalty Interests. The 2016 impairments were primarily due to a decrease in commodity prices. The 2015 impairments were primarily due to a decrease in commodity prices and lower proved reserve quantities resulting from higher-than-expected pressure depletion within certain areas of the AMI. The impairments resulted in a non-cash charge to Trust corpus and did not affect the Trust's distributable income.

Chesapeake Granite Wash Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2016        CHESAPEAKE GRANITE WASH TRUST

By:    THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., Trustee

By: /s/ Sarah C. Newell
Sarah C. Newell
Vice President